SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION and Clique Deliver End-to-End Video Solution dated October 29, 2007.

     2. Press release re RADVISION(R) and BEA Partner to Jointly Deliver Interactive Mobile Video Services dated October 29, 2007.

     3. Press release re RADVISION(R) Enhances SCOPIA(R) Unified Visual Communications Solution with Advanced High Definition Capabilities Supporting Mixed Mode Conferences of High Definition, Standard Definition and Desktop Users dated October 30, 2007.

     4. Press release re RADVISION and SPIRIT Join Texas Instruments in Powering Electronic Consumer Equipment with Embedded High-Quality Voice & Video Conferencing dated October 30, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION and Clique Deliver End-to-End Video Solution

Monday October 29, 7:00 am ET

Joint marketing and development efforts will bring new interactive mobile video telephony client application to market

* See live demo at VON Fall 2007 in Boston

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced today that it has joined forces with Clique Communications, Inc., a leading provider of IP video communication solutions, to jointly develop a new video telephony client application for mobile devices. The mobile video client application, focused on delivering superior video quality and an enhanced user experience, is being developed using RADVISION's Multimedia Terminal Framework.

By bundling RADVISION's SCOPIA Interactive Video Platform with the new Mobile Video Telephony (MVT) application, RADVISION is uniquely poised to deliver an end-to-end solution to mobile operators who want to drive revenue-generating interactive video services, such as video communities and conferencing, participation TV, Mobile surveillance and monitoring, video contact centers and more.

"Our partnership with RADVISION is an important component of our mobile strategy," said John Vitale, Director of Business Development and Strategic Partnerships for Clique Communications. "The new MVT client will be compatible with the nearly endless range of services that can be developed using the SCOPIA Interactive Video Platform. We believe this will usher in a new era of revenue-generating video services on pre-IMS and evolving IMS networks."

RADVISION's Multimedia Terminal Framework allows application developers to focus on application development, hardware integration and user interaction rather than complex VoIP standards when developing Customer Premise Equipment (CPE) devices, such as IADs and WiFi Phones. This enables faster time-to-market. The framework is a complete solution, encompassing signaling, call control and media management. The SCOPIA Interactive Video Platform is an IMS-ready, carrier-grade video-enabled media server with flexible APIs for development and deployment of multiple interactive advanced multimedia services in converged networks.

"This joint development effort is a real springboard for full IMS deployment, and complements our existing offerings in the mobile space," said Tsahi Levent-Levi, Product Manager for RADVISION Technology Business Unit. "RADVISION offers a complete line of technology products to develop IMS clients. Our cooperation with Clique positions us to provide client application level solutions using the jointly developed MVT and addresses the needs of customers like service providers with turn-key application solutions that go beyond our existing product line of enabling technology tools."


The Mobile Video Telephony client is available now from RADVISION or Clique for customer demonstrations. Customization with carriers and OEM's of a SIP and
H.264 compliant Video Telephony Client is planned for late Q4 2007.

The new Mobile Video Telephony application will be showcased at the RADVISION Booth #537 at VON Fall 2007 in Boston October 29-November 1.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About Clique Communications

Located at the core of "Einstein's Alley", Princeton, NJ, Clique Communications offer exclusive patented technologies for video and mobile communications. Clique's highly experienced engineering teams continuously deliver universal multi-media solutions for a variety of viewing mediums - PC, mobile, TV. Network Operators and Service Providers choose Clique's innovative solutions and services to consistently generate new revenues and differentiate their broadband and digital voice services by offering converged video communications solutions. For more information visit www.cliquevideo.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) and BEA Partner to Jointly Deliver Interactive
Mobile Video Services

Monday October 29, 7:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that RADVISION and BEA Systems, a world leader in enterprise and communications infrastructure software, have begun a collaborative effort that includes development, joint sales and marketing to help service providers deliver converged revenue-generating services with a rich set of advanced video capabilities. These solutions integrate RADVISION's SCOPIA(R) Interactive Video Platform with BEA WebLogic(R) SIP Server, the converged Java EE-SIP-IMS application server component of the BEA WebLogic(R) Communications Platform product family.

The RADVISION-BEA partnership will offer a complete out-of-the-box advanced multimedia platform targeted for Service Providers and ASPs. It will be designed to help enable the rapid development and deployment of advanced interactive video services with presence and location server integration. This services platform will be based on the integration of RADVISION's SCOPIA Interactive Video Platform with BEA WebLogic SIP Server. Interactive video portals, mobile video conferencing, mobile communities, moderated video chats, participation TV, mobile video surveillance and monitoring, and video contact centers are just some examples of converged services that can be delivered to the market.

"We look forward to working together to drive new and innovative revenue-generating services for network operators and service providers," said Mike McHugh, vice president and general manager of BEA WebLogic Communications Platform, BEA Systems. "The partnership with RADVISION brings together two industry-leaders in next-generation network service platforms. BEA WebLogic SIP Server is the ideal platform to connect the power of real-time, multimedia interactivity and communications with the richness and collaborative nature of the Web."

"Enhanced converged video services are true market differentiators in this dynamic market," noted Amnon Gavish, vice president business development for RADVISION's Mobility and Service Provider Business Unit. "The combined BEA-RADVISION solution not only shortens time-to-market over existing and IMS architectures, but also provides an advanced feature set for best-of-breed application development. Now developers and operators can benefit from the valuable experience of both our companies to deploy new revenue-generating services quickly and cost-effectively."

Live demos of these applications are scheduled for VON Fall 2007, October 29 through November 1, 2007 at the Boston Convention & Exhibit Center, Boston, MA, Booth 537.

For more information about the SCOPIA Interactive Video Platform, please visit

http://www.radvision.com/Products/3GProductsApplications/
InteractiveVideoPlatform/

(Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.)

For more information about BEA WebLogic SIP Server, and the BEA WebLogic Communications Platform, please visit http://www.bea.com/sip and http://www.bea.com/wlcom, respectively.

The SCOPIA(R) Interactive Video Platform is an IMS-ready, carrier-grade video-enabled media server with flexible APIs for deployment and delivery of multiple converged services over any bearer. Wireless & wireline operators, ASPs, service and content providers can deploy these real-time, interactive video-based services to offer a high margin complement to traditional voice and data services for true added value.

BEA WebLogic SIP Server is a key component of the BEA WebLogic Communications Platform family of communications infrastructure software products. It is designed to deliver the most powerful, highly available, service convergence platform for network operators, network equipment providers, systems integrators, and independent software vendors that seek to develop, integrate and operate revenue-generating, real-time, multimedia communication services.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Some of the statements in this press release are forward-looking, including the statements regarding the plans, goals, completion, implementation, benefits, and details of the relationship between BEA and RADVISION ("Global Partner"); the development efforts, product delivery and other goals related to this relationship; and the features and benefits of BEA's and Global Partner's development of an advanced multimedia platform product and such a product's ability to enable the rapid development and deployment of advanced interactive video services . Actual results could differ materially from those expressed in any forward-looking statements. Risks and uncertainties that could cause results to differ materially include risks associated with: any unforeseen technical difficulties related to the development and optimization BEA's or Global Partner's products; the timing of additional investments of resources by BEA and Global Partner related to any joint initiatives; and any software errors related to BEA's or Global Partner's products or the integration thereof. Readers should also refer to the risk disclosures set forth in BEA's 10-Q for the quarter ended April 30, 2006 as filed with the SEC and subsequent reports filed thereafter by BEA from time-to-time with the SEC. The forward-looking statements contained in this release are made as of the date hereof, and BEA does not assume any obligation to update such statements nor the reasons why actual results could differ materially from those projected in such statements.

Copyright 1995-2007, BEA Systems, Inc. All rights reserved. BEA, BEA AquaLogic, BEA eLink, BEA WebLogic, BEA WebLogic Portal, BEA WebLogic Server, Connectera, Compoze Software, Jolt, JoltBeans, JRockit, SteelThread, Think Liquid, Top End, Tuxedo, and WebLogic are registered trademarks of BEA Systems, Inc. BEA Blended Application Development, BEA Blended Development Model, BEA Blended Strategy, BEA Builder, BEA Guardian, BEA Manager, BEA MessageQ, BEA microService Architecture, BEA SOA 360, BEA Workshop, BEA WorkSpace 360, Signature Editor, Signature Engine, Signature Patterns, Support Patterns, Arch2Arch, Arch2Arch Advisor, Dev2Dev, Dev2Dev Dispatch, Exec2Exec, Exec2Exec Voice, IT2IT, IT2IT Insight, Business LiquidITy, and Liquid Thinker are trademarks of BEA Systems, Inc. BEA Mission Critical Support, BEA Mission Critical Support Continuum, BEA SOA Self Assessment, and Fluid Framework are service marks of BEA Systems, Inc. All other company and product names may be the subject of intellectual property rights reserved by third parties. All other trademarks are the property of their respective companies.

Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 212-704-7385x114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION(R) Enhances SCOPIA(R) Unified Visual Communications Solution with Advanced High Definition Capabilities Supporting Mixed Mode Conferences of High Definition, Standard Definition and Desktop Users

Tuesday October 30, 7:00 am ET

SCOPIA V5.5, SCOPIA Desktop, and iVIEW(TM) Suite offer the most comprehensive HD solution for enterprises, extending the room system environment to desktops for large-scale, distributed deployment

BOSTON & TEL AVIV, Israel--(BUSINESSWIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced major enhancements to its next generation SCOPIA platform, including SCOPIA MCU, SCOPIA Desktop and the iVIEW Suite, to provide a comprehensive and affordable solution for High Definition (HD) multipoint video conferencing. The new version 5.5 is a system release with significant enhancements across the product line.

SCOPIA V5.5 New Features and Functionality

The SCOPIA family of video conferencing and collaboration tools is a complete unified communications solution that delivers a very cost-effective, high quality video experience - anywhere and anytime. Enterprise users can enjoy easy-to-use video connectivity at all levels of the organization - from users at their desktops and on the road, to partners, colleagues and suppliers. The single solution ensures reliable interoperability between different systems and resolutions, such as 3G, standard definition (SD), high definition (HD) and desktops.

The SCOPIA Multipoint Control Unit's (MCU) High Definition capabilities now include HD Continuous Presence and the ability to mix HD and standard room systems and desktops in the same call without all participants downgrading to their common capabilities. With the SCOPIA platform's optimized capacity, users receive maximum value for their investment based on the video application - for example, if HD is not fully utilized, the number of available ports for Standard Definition and Desktop increases for a reduced cost per port.

The new version of the innovative SCOPIA Desktop solution now leverages the enhanced HD capabilities of the SCOPIA MCU along with adding productivity enhancements, such as text chat, conference moderation, and waiting room capabilities. SCOPIA Desktop extends the capabilities of the SCOPIA MCU to remote users with a free, Web-based client, H.239 data collaboration, embedded firewall and NAT traversal and conference streaming.

SCOPIA's iVIEW Suite management software, providing call distribution and routing, reporting, scheduling, network management, and groupware integration, has been enhanced to support the HD capabilities of the SCOPIA MCU. The iVIEW Suite now provides High Availability redundancy, meeting the need for mission critical HD conferencing in the enterprise.

The SCOPIA V5.5 portfolio is a complete Unified Visual Communications solution, including desktop, Standard Definition, and High Definition multipoint conferencing capabilities, gateway, gatekeeper, Web-based client, firewall traversal, streaming, and overall application management providing the best performance, pricing, and value available in the market today.

"Through SCOPIA and its SCOPIA Desktop offering, we can provide our constituents a completely seamless solution that allows desktop and remote users to connect to our existing video network infrastructure capable of High Definition conferences," said Steve Cachia, Manager for Video Network Services, University of Houston-Downtown Division of Information Technology. "RADVISION's advances with the SCOPIA platform once again demonstrate our shared vision of what video conferencing can do, and where it can and will take us."

"Wainhouse Research is pleased to see RADVISION enhance its SCOPIA platform to support mixed mode conferences of High Definition, Standard Definition and desktop users," said Ira Weinstein, Senior Analyst and Partner with Wainhouse Research. "The company's unique method of processing High Definition on the SCOPIA MCU combines HD video quality and cost effectiveness, making it well suited for the mixed mode conferencing environments of today."

"Our approach to High Definition conferencing with the SCOPIA MCU, SCOPIA Desktop, and iVIEW Suite represents RADVISION's unique capabilities to provide value and benefits to our customers," said Zeev Bikowsky, GM of RADVISION's Enterprise Business Unit. "Today's enterprises are steeped in the practical environments of differing systems, like Standard Definition, desktops, and High Definition room systems - all in the same conference. With these enhancements to the SCOPIA platform, we also bring the benefit of extending High Definition room conferencing to the desktop, which is truly extending the utility and reach of the new breed of HD room systems available."

RADVISION will be exhibiting the SCOPIA V5.5 product lineup, including SCOPIA Desktop and High Definition (HD) Continuous Presence video conferencing, at the Fall 2007 VON Expo, October 30-31, Boston Convention and Exhibition Center, Boston, Massachusetts, booth 537.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION:
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 212-704-7385
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                                 Source: Spirit DSP

RADVISION and SPIRIT Join Texas Instruments in Powering Electronic Consumer Equipment with Embedded High-Quality Voice & Video Conferencing

Tuesday October 30, 9:15 am ET

RADVISION and SPIRIT pre-integrate their technologies on the TI DaVinci Platform providing an interactive video enabling technology subsystem that slashes product development time

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (NASDAQ:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, and SPIRIT DSP (www.spiritDSP.com), the world's leading provider of embedded voice and video software products, today announced further cooperation in porting their solutions on Texas Instruments' DaVinci(TM) converged media platform.

OEMs are successfully developing TI's DaVinci-based STBs and multimedia devices that support real-time communications and IMS services, such as video sharing, presence/messaging, push-to-talk, and video conferencing, that deliver very high quality and reliability. The RADVISION's Multimedia Terminal Framework and SPIRIT's TeamSpirit(R) 3.0 Voice&Video Engine Embedded come pre-integrated with easy-to-start examples on how to speed up solution development.

Texas Instruments uses RADVISION's Multimedia Terminal Framework, an open framework that combines flexible and cost-effective integration of converged applications - from IP Set-Top-Boxes (IPSTBs) and video telephony to portable multimedia players. The RADVISION Multimedia Terminal Framework delivers the support required for call control services and multiple terminations. With advanced call control services, support for a wide range of SIP specifications, multiple terminations support, and "out-of-the-box" ease of use, the Multimedia Terminal Framework is an ideal solution for developers of IMS networks, equipment and devices.

Texas Instruments uses TeamSpirit(R) 3.0 Voice&Video Engine Embedded that is a highly optimized media processing solution which enables real-time voice & video-over-IP calls. The solution is IMS-ready, so new revenue generating applications and services can be implemented on wireline or wireless devices. The engine supports miscellaneous signaling protocols, is adapted to deliver the good quality over any network conditions and thus can be used on any network, including Wi-Fi and 3G.

"Both technologies supplied by our partners, enable development of next generation DaVinci-based consumer products including state-of-the-art video features with closer, clearer and crisper video quality. Today's users demand more than standard TV, they want excellent video call capabilities as well. With SPIRIT and RADVISION, DaVinci enables this perfectly," says Arnaud Duclap, EMEA business development manager, Digital Entertainment, Texas Instruments.

"SPIRIT's engines aim to deliver the highest-quality voice and video to converged communication devices," says Slava Borilin, VP Products at SPIRIT. "We have a strong pipeline of OEMs looking to license our voice/video engines for the DaVinci platform. We are pleased to collaborate with RADVISION and TI, and together believe we are setting a new quality standard for audio-visual communications."

"RADVISION and SPIRIT have cooperated since our initial choice of SPIRIT solutions in our developer products," says Adi Paz, Senior Director for Marketing and Product Management with RADVISION Technology Business Unit. "Together with TI, we are bringing new video telephony capabilities to the world of next generation IMS-ready consumer electronics, such as IP-STBs, portable multimedia players, media centers and more."

About SPIRIT

SPIRIT DSP (www.spiritDSP.com) employs 140 professionals, and has been in the international software licensing business since 1992. A bootstrap company, SPIRIT has been profitable for 15 years. For the last 10 years SPIRIT's focus has been voice, audio, video and data communication software products. SPIRIT counts among its customers Adobe, Agere, Arima, ARM, Atmel, Cisco, Compal, Flextronics, Ericsson, HP, HTC, Korea Telecom, Kyocera, LG, MediaRing, Microsoft, National Semiconductor, NEC, Nortel Networks, NXP, Oracle, Paltalk, Polycom, Quanta, RADVISION, Samsung, Siemens, Texas Instruments, Toshiba and Trinity Convergence, among 200+ other communication OEMs and software vendors. SPIRIT communication software is used in over 80 countries and powers more than 100 million embedded voice channels. SPIRIT DSP is a member of major voice-related developer communities, including Analog Devices Collaborative, Intel(R) Developer Network, ARM(R) Connected Community, Philips Nexperia Partnership, TI Third Party Network, TI OMAP Developer Network for Wireless handsets and PDAs. SeeStorm is a SPIRIT affiliate for synthetic video conferencing.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Corporate Contact:
Tsipi Kagan, Chief Financial Officer
+1 201-689-6340
cfo@radvision.com
or
Media Relations:
Kristin Conforti, Dukas Public Relations
+1 212-704-7385 x114
kristin@dukaspr.com
or
Investor Relations:
June Filingeri, Comm-Partners LLC
+1 203-972-0186
junefil@optonline.net
or
SPIRIT
Ksenia Egorova, PR Manager
Office: +7 495 912 7103
egorova@spiritdsp.com
or
HighTech PR, Inc. for SPIRIT DSP
Terry May
321-632-1690
terrymay@Hightechpr.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                    (Registrant)



                                By /s/ Rael Kolevsohn
                                   ------------------
                                   Rael Kolevsohn
                                   Corporate Vice President and General Counsel


Date: October 31, 2007